15 MONTHS FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E      O F     C O N T E N T S

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the fifteen months ended December 31, 2008 and twelve months ended September 30, 2007, prepared in accordance with Canadian generally accepted accounting principles, and is publicly available on SEDAR at www.sedar.com.

In October 2008, the Company announced that it would change its year end from September 30 to December 31.

This MD&A is prepared as of March 26, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2 Overview

Taseko is a mining and mineral exploration company with one operating mine and three exploration projects, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In October 2008, the Company announced that it would change its year end from September 30 to December 31. As a result, this management discussion and analysis deals with the transition period, comparing the three months ending December 31, 2008 with the three months ending December 31, 2007 and the fifteen month ending December 31, 2008 with the twelve months ending September 30 2007. In order to provide more meaningful information on the current status of the Gibraltar Mine, the report will also include information illustrating unaudited operating results in January and February of the current quarter.

In the fifteen months ending December 31, 2008, Taseko focused on commissioning the first phase of the expanded concentrator and completing other production improvements at the Gibraltar mine, advancing the attainment of a Project Approval for the Prosperity project, and reviewing potential acquisitions to provide for further corporate growth.

Deterioration of global economic conditions during the latter part of the 2008 calendar year resulted in a significant weakening of base metal prices and high volatility in the exchange traded commodity prices. As a result of the economic crisis and concurrent decrease in demand for copper, the London Metal Exchange price declined from US$2.90 per pound at the end of September 2008 to US$1.32 per pound at the end of December 2008. As well as affecting the price received during the quarter, the rapid decline in copper prices generated significant negative provisional pricing adjustments for copper sales in the quarter ended December 31, 2008. Copper prices have improved in the first quarter of 2009, which will result in positive price adjustments.

Management has been monitoring the effects of the current economic and credit conditions on the Company’s business and is reviewing discretionary and project capital spending and operating costs. Plans to move forward with the Harmony and Aley Projects in 2009 have been deferred, as has the Phase 3 expansion of the concentrator at the Gibraltar mine.

A new 24-month mine plan implemented in November 2008 for the Gibraltar mine will sustain a 45,000 tons per day (“tpd”) mill throughput while mining at a significantly reduced strip ratio, which will result in lower mine equipment hours and manpower requirements. Maintaining mill feed at planned grades and reduced strip ratio is possible as a result of the pre-stripping investment that was made during 2007 and early 2008. This new operational plan along with declining input costs, a weaker Canadian dollar and the finalization of remaining Phase 2 expansion items indicate total cash costs (onsite and offsite costs) will decline to approximately US$1.15 per pound.

The Gibraltar mine achieved production of 18.8 million pounds of copper in the quarter ended December 31, 2008, which represented a 31% increase over the 14.4 million pounds produced in the same quarter in 2007 as a result of significantly improved mill throughput. Molybdenum production was 0.2 million

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

pounds for the quarter ended December 31, 2008 as compared to 0.3 million pounds in the quarter ended December 31, 2007.

The Prosperity Project continues to have robust economics considering current and expected future gold and copper prices and the Environmental Assessment process is entering its final stages. The Provincial Environmental Assessment is mandated by law to be completed 180 days following its acceptance as complete, which occurred on March 13, 2009.

Non-GAAP Measures

The table and discussion below includes certain non-GAAP performance measures that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company's performance. The Company's use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP.

Financial Results and Current Market Conditions

(in millions of dollars)	Fifteen months ending December 31, 2008	Twelve months ending September 30, 2007	Three months ending December 31, 2008	Three months ending December 31, 2007
Gross Revenues [1]	258.6	216.1	32.5	43.7
Gross Cost of Sales [2]	194.7	109.5	47.5	25.0
Amortization	7.4	3.2	2.0	0.7
Unadjusted Operating Profit (Loss)	56.5	103.4	(17.0)	18.0
Adjustments:
Quotational Pricing	(26.9)	2.3	(21.9)	1.2
Inventory Adjustment	(1.5)	–	(1.5)	–
Operating Profit as reported	28.1	105.7	(40.4)	19.2

1 Gross Revenues is a non-GAAP measure defined as revenues before quotational pricing adjustments.
2 Gross Cost of Sales is a non-GAAP measure defined as cost of sales before inventory net realizable value adjustments.

For the fifteen months ended December 31, 2008, Taseko generated an operating profit before quotational period and inventory adjustments of $56.5 million compared to $103.4 million during the twelve months ended September 30, 2007. Additionally, during the fifteen-month period, Taseko generated cash from operating activities of $46.9 million as compared to $86.0 million for the twelve month period ended September 30, 2007.

A $26.9 million negative pricing adjustment and a $1.5 million negative inventory adjustment was recorded in the fifteen months ended December 31, 2008 related to the rapid deterioration in base metal

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

prices, including copper and molybdenum, in the quarter ended December 31, 2008. The result of these adjustments and other expenses was net earnings after tax of $3.5 million for the fifteen months ended December 31, 2008 as compared to net earnings after tax of $48.3 million for the year ended September 30, 2007. The corresponding loss for Taseko for the three months ended December 31, 2008 was $39.6 million as compared to net earnings after tax of $16.2 million for the three months ended December 31, 2007.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment.

1.2.1 Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Gibraltar Mine Current Production and Cost Performance

In July of 2008, recognizing the effect that the tightening credit market could have on Taseko’s business plan, management focused on reducing operating costs and reviewing capital projects. As the crisis deepened during the summer and fall of 2008 coupled with the dramatic drop in metal prices in September, management’s actions became entirely focused on cash preservation, which entailed stopping or deferring all major projects at Gibraltar that were not needed for immediate production requirements. The timing of the pull back on projects allowed the operations management team to fully realize the benefits of the Phase 1 mill expansion and the newly commissioned mining equipment. These two factors have allowed Gibraltar to significantly reduce operating costs in a relatively short period of time. Also allowing substantial operating cost improvements were the successful implementation of the two-year mine plan along with the cumulative effects of new technology, increased recoveries and throughput, reduced strip ratio and operation of only the most cost effective mining equipment. As well, reduced cost of consumables and purchased services such as steel, fuel and ocean freight, in conjunction with the effect of the weakened Canadian Dollar against the US Dollar, have all supported the significant drop in operating cost.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table illustrates detail of Gibraltar’s performance during the last quarter of 2008 plus January and February 2009:

	October 2008[3]	November 2008[3]	December 2008[3]	January 2009[3]	February 2009[3]
Total tons mined (millions)[1]	3.9	2.4	2.3	2.5	2.2
Tons of ore milled (millions)	1.2	0.9	1.0	1.1	1.1
Stripping ratio	2.7	1.6	1.0	1.2	0.9
Copper grade (%)	0.372	0.317	0.404	0.350	0.352
Molybdenum grade (%Mo)	0.010	0.009	0.011	0.009	0.009
Copper recovery (%)	73.2	75.1	80.7	81.6	82.2
Molybdenum recovery (%)	20.6	33.6	31.4	39.1	30.1
Copper production (millions lb) [2]	6.9	5.0	6.9	6.4	6.2
Molybdenum production (thousands lb)	52	57	71	75	57
Foreign Exchange ($C/$US)	1.18	1.22	1.23	1.23	1.25
Copper production costs per pound of copper	US$1.44	US$1.57	US$1.24	US$1.09	US$1.03
By-product credit[4] per pound of copper	US$0.09	US$0.09	US$0.09	US$0.12	US$0.12
Copper production costs, net of by-product credits[4] , per lb of copper	US$1.35	US$1.48	US$1.15	US$0.97	US$0.91
Off property costs for transport, treatment (smelting & refining) & sales[5] per lb of copper	US$0.29	US$0.27	US$0.27	US$0.22	US$0.22
Total cash costs of production per lb of copper	US$1.64	US$1.76	US$1.42	US$1.19	US$1.13

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 Copper production includes concentrate and cathode.
3 The results presented on a monthly basis are unaudited.
4 By-product credit is calculated on a three month total and averaged over the quarter. 5 Off property costs are calculated on a three month total and averaged over the quarter.

Three-Month Sales and Inventory

Copper

  Copper in concentrate sales volume increased by 49% to 17.6 million pounds in the three months ending December 31, 2008 from the 11.8 million pounds of copper in concentrate sold during the three months ending December 31, 2007.

  Copper cathode sales volume doubled in the three months ending December 31, 2008 to 0.90 million pounds compared to 0.44 million pounds in the three months ending December 31, 2007.

  Copper concentrate inventory at December 31, 2008 was 4.1 million pounds. Copper in concentrate in inventory at December 31, 2007 was 6.3 million pounds.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Copper cathode inventory at December 31, 2008 was 0.4 million pounds. Copper cathode in inventory at December 31, 2007 was 0.9 million pounds.

  The average price realized for sales of copper during the period was US$1.26 (before pricing adjustments), compared to US$3.16 per pound (before pricing adjustments) realized in the three months ending December 31, 2007.

Revenue adjustments were incurred during the period related to shipments in prior quarters. The Quotational Period (QP) for shipments sold to Gibraltar’s concentrate trader in August and September 2008 was four months after month of arrival of the shipment at the designated smelter. As a result, the close or final QP for these shipments was January and February 2009. These shipments were provisionally priced when they were shipped, but the copper price dropped dramatically in the beginning of September 2008 to a copper price at the end of December 2008 of US$1.39 per pound. This resulted in a negative pricing adjustment of $26.9 million.

Molybdenum

  Molybdenum in concentrate sales volume declined by 32% to 143,000 pounds from 210,000 pounds sold in the three months ending December 31, 2007.

  Molybdenum in concentrate inventory at December 31, 2008 was 77,000 pounds. Molybdenum in concentrate inventory at December 31, 2007 was 96,000 pounds.

  The average price realized for sales of molybdenum for the three months ending December 31, 2008 declined to US$19.96 per pound, compared to US$32.18 per pound realized in the three months ending December 31, 2007.

Three-Month Production

The following table is a summary of the operating statistics for the three months ending December 31, 2008 compared to the three months ending December 31, 2007.

	Three months ending December 31, 2008	Three months ending December 31, 2007
Total tons mined (millions)[1]	8.6	10.1
Tons of ore milled (millions)	3.2	2.3
Stripping ratio	1.7	3.2
Copper grade (%)	0.365	0.364
Molybdenum grade (%Mo)	0.010	0.012
Copper recovery (%)	76.1	79.3
Molybdenum recovery (%)	28.0	50.4
Copper production (millions lb) [2]	18.8	14.4
Molybdenum production (thousands lb)	179	291

1 Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2 2008 copper production includes 17.9 M lb in concentrate and 0.9 M lb in cathode.
   2007 copper production includes 13.4 M lb in concentrate and 1.0 M lb in cathode.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Tons mined during the three months ending December 31, 2008 decreased compared to the same period ending December 31, 2007 as a result of the November implementation of the revised mine plan.

Copper in concentrate production during the three-month period ending December 31, 2008 was 17.9 million pounds, an increase from the 13.4 million pounds produced in the three-month period ending December 31, 2007. This concentrate production increase is a result of the increased throughput achieved by completion of the Phase 1 concentrator expansion. Copper and molybdenum metallurgical recoveries were low in October and November as a result of mechanical problems related to the regrind mill. This is the original regrind mill and, although it is operational again, it will be replaced in summer of 2009 as part of the completion of the Phase 2 mill expansion.

Fifteen-Month Sales and Inventory

The following table illustrates the significant changes in the average prices for copper and molybdenum on a quarter by quarter basis over the past fifteen months:

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q5 2008
LME Copper Price Average	$3.27	$3.51	$3.83	$3.49	$1.77

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q5 2008
Molybdenum Oxide Price Average	$32.50	$33.75	$33.50	$33.75	$17.75

Copper

  Copper in concentrate sales during the fifteen months ending December 31, 2008 was 73.4 million pounds, compared to sales of 53.4 million pounds in the twelve months ending September 30, 2007.

  Copper in concentrate inventory at December 31, 2008 was 4.1 million pounds compared to 4.6 million pounds at September 30, 2007.

  Copper cathode sales for the fifteen months ending December 31, 2008 was 4.5 million pounds, compared to 2.1 million pounds in the twelve months ending September 30, 2007.

  Copper cathode inventory at December 31, 2008 was 0.4 million pounds compared to 0.3 million pounds at September 30, 2007

Molybdenum

  Molybdenum in concentrate sales during the fifteen months ending December 31, 2008 was 0.8 million pounds, compared to sales volume of 0.6 million pounds in the twelve months ending September 30, 2007.

  The inventory at December 31, 2008 was 77,000 pounds compared to 18,100 pounds at September 30, 2007.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Concentrator Expansion Project

Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since completion of the construction phase with sustained periods of operation at the rated capacity becoming more frequent and of longer duration as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. The improved performance is evidenced by the recovery increasing from 73.2% in October 2008 to 82.2% in February 2009, a 12% increase.

The Phase 2 expansion program consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and ancillary circuits along with installation of a two-stage tailings pumping system. Phase 2 is designed to increase concentrator capacity from 46,000 to 55,000 tpd. The construction schedule for Phase 2 has been modified as a result of management’s review of capital spending. The regrind mill and cleaner flotation circuits will be completed in the summer of 2009 as they are not cash intensive to complete and they provide very robust payback through increased copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur following completion of the rest of the Phase 2 program and completion of the in-pit crusher and conveyor.

The Phase 3 expansion was designed to increase throughput capacity by a further 30,000 tpd to 85,000 tpd. The engineering for Phase 3 was well advanced and the estimated capital cost had been confirmed at $300 million for mill infrastructure and $50 million for mining equipment. With the exception of upgrading or replacing the molybdenum circuit, the entire project has been deferred as a result of the credit market conditions and copper market outlook. Once the economic conditions improve, the decision to move forward on this next phase of expansion will be reviewed.

Labour and Safety

Labour at site was reduced as a result of the 24-month plan to reduce costs in response to significant decreases in metal prices. The number of active personnel at the end of December 2008 was 397 and at the end of February 2009 was 320, compared to 450 personnel at the site at the end of September 2008.

There was one lost time accident during the three-month period ending December 31, 2008.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Resources and Reserves

Taseko completed a drill program and engineering study on the Oakmont ground of the Gibraltar property in 2008. These programs have confirmed an extension of the Gibraltar mineral deposit (Gibraltar Extension) and increased the mine’s mineral reserves by 28% to 472 million tons.

Gibraltar's proven and probable reserves as of December 31, 2008 are tabulated below:

Gibraltar Mine Mineral Reserves At 0.20% copper cut-off
Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven	187.0	0.324	0.009
	Probable	25.8	0.319	0.009
	Subtotal	212.8	0.323	0.009
Gibraltar Extension (new reserves)	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002
	Subtotal	104.7	0.339	0.002
Total		472.8	0.315	0.008

The mineral reserves stated above are contained within the following mineral resources:

Gibraltar Mine Mineral Resources At 0.20% copper cut-off
Category	Tons (millions)	Cu (%)	Mo %)
Measured	598.0	0.302	0.008
Indicated	361.1	0.290	0.008
Total	959.1	0.298	0.008

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. Mr. Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates for the Gibraltar Extension used long-term metal prices of US$1.75 per pound for copper and US$10.00 per pound for molybdenum and a foreign exchange of C$0.82 per US dollar while the estimates for the balance of the reserves used long-term metal prices of US$1.50 per pound for copper and US$10.00 per pound for molybdenum and a foreign exchange of C$0.80 per US dollar. A technical report has been filed on www.sedar.com .

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. In September 2007, the Company announced the positive results of a feasibility study for the Project.

During 2008 detailed engineering was performed in order to reduce capital and operating costs thereby counteracting the impact of the then rapidly escalating costs being experienced in projects worldwide. Engineering included a redesign of the plant site layout, concentrator, maintenance shop, primary crusher, camp/administration complex, miscellaneous infrastructure, and pit development. The revised designs improve energy and operations efficiency to minimize operating costs. Worldwide pressure on costs and availability of infrastructure and equipment has softened substantially since the economic decline at the end of 2008 and the effects of these factors on the project are being evaluated.

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report as complete on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”)-led review of this Project. The Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The EA review is mandated by law to be completed 180 calendar days after the acceptance date noted above. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. Plans to move forward with the Harmony Project are currently on hold.

1.2.4 Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. Niobium is a metal used in making high-strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Plans to move forward with the Aley Project are currently on hold.

1.2.5 Corporate

Peter Mitchell was appointed the Company’s Chief Financial Officer on September 15, 2008. Mr. Mitchell is a Chartered Accountant with degrees in Economics (BA) and Business Administration (MBA). He has extensive experience with private equity portfolio companies through acquisitions, integrations and greenfield initiatives and financing activities.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Convertible Debenture – NVI Mining Ltd (formerly Boliden Westmin (Canada) Limited) ("NVI")

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17,000 interest-free debenture (the “Debenture”) to NVI Mining Ltd. (“NVI” or formerly Boliden Westmin (Canada) Limited). The Debenture was due on July 21, 2009 and was convertible into common shares of the Company over a 10-year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter. NVI had the right to convert, in part or in whole from time to time, the Debenture into fully paid common shares of the Company from year one to year ten.

On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the Debenture of $17,000,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 to NVI and a cash payment of $3,569,000 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI.

1.2.6 Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but have decreased significantly since then as a result of uncertainty in global financial markets. In mid-2008, the copper market deficit, caused by strong demand growth and struggling production and a lack of new development projects, reached its peak.

The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. In July, the copper price was as high as US$4.08/lb before the global credit crisis occurred, resulting in a global economic downturn and a subsequent collapse in the price of copper. In December, the price of copper retreated to a low of US$1.26/lb. The 70% drop in price over such a short period of time was unprecedented.

Prices stabilized in January 2009, ranging from US$1.40/lb to US$1.50/lb and averaging US$1.48/lb. By mid-March copper was trading in the US$1.65/lb range. The average copper price in 2009 to mid March was US$1.53/lb.

Precious metals prices had been on an overall uptrend for more than three years. Gold prices were volatile in late 2008, dropping below $800/oz for a two-week period in September, and again from mid October through November. The average gold price for the year was US$871/oz. Prices in 2009 to mid March have averaged US$905/oz. As global economic and other market conditions are uncertain, market experts have forecast strong gold prices through 2009.

Molybdenum prices increased from US$7.60/lb in 2003 and peaked in 2005 at an average price of US$34/lb. Prices decreased in 2006, averaging US$25.53/lb over the year, and strengthened again in 2007, averaging US$30.47/lb for the year. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. Prices continued to drop in 2009, averaging US$9.30/lb in January but have stabilized around that price since that time. The average price in 2009 to mid March is US$9.68/lb.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average at December 31, 2008 for one United States dollar was 1.067 Canadian dollars. During the first nine months of 2008, the Canadian dollar was approximately at par with the United States dollar. However, in the last three months of 2008, the Canadian dollar has weakened significantly relative to the US dollar. At December 31, 2008, one United States dollar was equivalent to 1.218 Canadian dollars. Current forecasts anticipate an average of one United States dollar to 1.246 Canadian dollars in 2009.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at December 31	As at September 30
Balance Sheets	2008	2007	2006
Current assets	$41,283	$94,619	$149,447
Mineral properties	32,610	18,407	2,628
Plant and equipment	292,390	158,492	43,817
Other assets	111,962	105,745	101,569
Total assets	$478,245	$377,263	297,461

Current liabilities	112,053	44,589	47,863
Other liabilities	131,285	169,014	148,664
Shareholders’ equity	234,907	163,660	100,934
Total liabilities & shareholders’ equity	$478,245	$377,263	$297,461

	Fifteen months
	ended December 31	Year ended September 30
Statements of Operations	2008	2007	2006
Revenue	$231,678	$218,426	$161,900
Cost of sales	(196,261)	(109,533)	(103,628)
Amortization	(7,363)	(3,155)	(3,412)
Operating profit	28,054	$105,738	$54,860
Accretion of reclamation obligation	1,451	1,777	1,732
Exploration	11,864	8,967	3,544
Foreign exchange loss (gain)	4,032	233	(289)
Gain on asset retirement obligation change of estimates	(6,917)	(4,570)	–
Loss on advances on equipment	862	–	–
Loss on extinguishment of capital leases	–	–	240
General and administration	11,034	6,501	5,286
Ledcor termination fee	–	–	3,500
Gain on sale of marketable securities	(1,034)	(1,508)	–
Interest and other income	(9,701)	(11,093)	(7,170)
Interest expense	8,284	5,947	4,594
Interest accretion on convertible debt	2,938	2,922	1,280
Stock-based compensation	6,442	6,771	3,182
Change in fair market value of financial instruments	886	1,925	–
Earnings (loss) before income taxes	$(2,087)	$87,866	$38,961
Current income tax recovery (expense)	2,151	(3,959)	(4,397)
Future income tax recovery (expense)	3,446	(35,645)	(1,648)
Earnings (loss) for the period	$3,510	$48,262	$32,916

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	1,859	(419)	–
Unrealized gain (loss) on marketable securities/investments	(11,295)	4,710	–
Reclassification of realized gain on sale of marketable securities	(1,152)	(1,508)	–
Tax effect	1,570	(445)	–
Other comprehensive income (loss)	$(9,018)	$2,338	$–
Total comprehensive income (loss)	$(5,508)	$50,600	$32,916
Basic earnings per share	$0.02	$0.37	$0.29
Diluted earnings per share	$0.02	$0.36	$0.26
Basic weighted average number of common shares outstanding	142,062	129,218	113,554
Diluted weighted average number of common shares outstanding	156,928	142,278	126,462

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31,	Sept 30,	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2008	2008	2008	2008	2007	2007	2007	2007	2006
Current assets	41,283	80,250	114,611	124,105	117,251	94,619	97,907	114,756	129,940
Mineral properties	32,610	32,095	29,916	19,142	18,941	18,407	15,986	5,468	3,554
Plant and equipment	292,390	266,872	222,729	202,679	182,342	158,492	120,857	95,627	63,281
Other assets	111,962	132,977	113,159	112,926	106,873	105,745	104,781	104,677	104,051
Total assets	478,245	512,194	480,415	458,852	425,407	377,263	339,531	320,528	300,826

Current liabilities	112,053	65,663	41,484	29,976	22,439	44,589	35,225	36,426	37,411
Other liabilities	131,285	176,456	173,755	182,419	173,042	169,014	155,070	151,799	149,912
Shareholders' equity	234,907	270,075	265,176	246,457	229,926	163,660	149,236	132,303	113,503
Total liabilities and shareholders' equity	478,425	512,194	480,415	458,852	425,407	377,263	339,531	320,528	300,826

Revenue	10,576	57,615	53,206	65,357	44,924	53,998	55,907	51,624	56,897
Mine site operating costs	(42,021)	(40,924)	(29,633)	(28,854)	(19,810)	(17,062)	(21,399)	(18,962)	(30,809)
Transportation and treatment	(7,054)	(9,500)	(6,042)	(7,194)	(5,229)	(5,220)	(4,714)	(5,062)	(6,305)
Amortization	(1,979)	(2,029)	(1,563)	(1,091)	(701)	(667)	(1,374)	(677)	(437)
Operating profit	(40,478)	5,162	15,968	28,218	19,184	31,049	28,420	26,923	19,346
Expenses:

Accretion of reclamation obligation	183	326	322	313	307	760	339	339	339
Conference and travel	158	135	164	370	157	98	72	156	168
Consulting	77	68	66	52	78	198	138	167	80
Exploration	1,088	3,363	3,047	2,243	2,123	2,320	2,188	2,546	1,913
Interest expense and accretion charges	3,839	1,603	1,857	2,032	1,891	2,042	2,199	2,722	1,906
Legal, accounting and audit	625	101	277	326	219	443	130	484	163
Office and administration	1,260	1,753	1,566	1,454	1,250	975	833	905	762
Shareholder communications	94	77	78	165	136	99	140	134	113
Trust and filing	6	9	94	105	115	23	20	118	81
Interest and other income	(1,362)	(1,668)	(1,897)	(2,239)	(2,535)	(2,901)	(2,434)	(2,978)	(2,778)
Loss (gain) on sale of marketable securities	–	120	(586)	(568)	–	–	–	(1,509)	–
Asset retirement obligation change of estimates	(4,504)	–	–	–	(2,413)	(4,570)	–	–	–
Foreign exchange loss (gain)	3,249	1,142	600	(1,000)	40	756	1,454	(472)	(1,505)
Stock-based compensation	1,054	(85)	1,103	1,598	2,772	1,817	1,865	2,330	759
Loss on equipment disposal	701	–	161	–	–	–	–	–	–
Change in fair value of financial instruments	–	–	–	809	77	617	2,331	(995)	(28)
Earnings (loss) before income taxes	(46,946)	(1,782)	9,116	22,558	14,967	28,372	19,145	22,976	17,373
Income tax expense (recovery)	(7,303)	(8,653)	5,317	6,357	(1,315)	15,727	6,739	11,485	5,653
Earnings (loss) for the period	(39,643)	6,871	3,799	16,201	16,282	12,645	12,406	11,491	11,720
Earnings (loss) per share – basic	(0.29)	0.05	0.03	0.11	0.12	0.10	0.10	0.09	0.09

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

In October 2008, the Company announced that it would change its year end from September 30 to December 31. As a result, in accordance with National Instrument 51-102CP, “Continuous Disclosure Obligations”, this management discussion and analysis deals with the transition period, comparing the three months ending December 31, 2008 with the three months ending December 31, 2007 and the fifteen month ending December 31, 2008 with the twelve months ending September 30, 2007.

Three months ended December 31, 2008 versus three months ended December 31, 2007

For the three months ended December 31, 2008, Taseko generated operating loss before quotational period and inventory adjustments of $17 million compared to an operating gain before quotational adjustment of $18 million during the three months ended December 31, 2007. A $21.9 million negative pricing adjustment and a $1.5 million negative inventory adjustment was recorded in the three months ended December 31, 2008 related to the rapid deterioration in base metal prices, including copper and molybdenum. The result of these adjustments and other expenses was a net loss after tax of $39.6 million for three months ended December 31, 2008 as compared to net earnings after tax of $16.3 million for the three months ended December 31, 2007.

The Company recognized revenues of $10.6 million in the three months ended December 31, 2008 (“Q5 2008”), compared to $57.6 million in the three months ended September 30, 2008 (“Q4 2008”) and $44.9 million in the three months ended December 31, 2007 (“Q1 2008”).

The Company is subject to pricing adjustments in its sales contracts. In a declining price environment, negative pricing adjustment will reduce the revenues realized from products shipped. Likewise, in a rising pricing environment, sales will be impacted by positive pricing adjustments. As the price of copper decreased to an average of US$1.39 per pound by the end of December, the Company realized a negative pricing adjustment on its previous concentrate sales. The negative pricing adjustment in Q5 2008 was $21.9 million compared with a negative adjustment of $12.5 million for Q4 2008 and a positive adjustment of $1.2 million for Q1 2008. A significant portion of the negative pricing adjustments in the three months ended December 31, 2008 was generated from the August and September 2008 shipments. These shipments were provisionally priced at $3.17 per pound when they were shipped. The quotational periods declared for these shipments were January and February 2009 respectively when the copper price dropped to $1.46 per pound in January and $1.50 per pound in February. Consequently, an adjustment was made to revenues to adjust to the forward price of copper available, resulting in a realized price of US$0.39/lb. Without these adjustments, the revenue per pound of copper sold during the three months ended December 31, 2008 was US$1.26 per pound. The comparative realized average price per pound of copper sold was US$2.99 per pound in Q4 2008 and $3.26 in the Q1 2008.

Due to these negative pricing adjustments and the decline in prices for copper sold during the period, revenues in the quarter consisted of copper concentrate sales of $7.6 million compared to $51.5 million for Q4 2008 and $36.6 million for Q1 2008. Molybdenum concentrate sales were $1.2 million in the quarter compared to $2.7 million for Q4 2008 and $6.7 million for Q1 2008. Silver concentrate sales

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

were $0.5 million for the quarter compared to $0.3 million for Q4 2008 and $0.2 million for Q1 2008 and copper cathode sales were $1.3 million for the quarter compared to $3.1 million for Q4 2008 and $1.3 million Q1 2008.

Cost of production for the quarter was $42.0 million, compared to $40.9 million in Q4 2008, and $19.8 million in Q1 2008. Cost of production consists of total production cost for the period of $30.9 million (Q4 2008 – $40.6 million; Q1 2008 – $19.7 million); plus concentrate inventory addition of $11.1 million (Q4 2008 – inventory adjustment of $0.3 million; Q1 2008 – negative inventory adjustment of $1.7 million). Transportation and treatment costs for the quarter amounted to $7.0 million (Q4 2008 – $9.5 million; Q1 2008 – $5.2 million).

Amortization expense of $2.0 million for the current quarter was comparable to Q4 2008 of $2.0 million and higher than Q1 2008 of $0.7 million. The increase in amortization was the result of capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also currently amortizing deferred stripping costs which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses for the quarter were $1.1 million, compared to $3.3 million in Q4 2008, and $2.1 million in Q1 2008 due to a lower level of activity relating to the Company’s exploration projects during the quarter.

General and administrative (“G&A”) expense for the quarter was $2.2 million, compared to $2.1 million in Q4 2008, and $2.0 million in Q1 2008, which has been relatively constant throughout the periods.

Stock-based compensation expense for the quarter was $1.1 million, compared to a credit of $0.8 million in Q4 2008, and $2.8 million of expense in Q1 2008. The expense was the result of immediately recognizing the stock based compensation for unvested stock options which were cancelled during the quarter as well as newly granted options.

Interest and other income for the quarter was $1.3 million, compared to $1.6 million in Q4 2008, and $2.5 million in Q1 2008. Interest expense and accretion for the quarter was $3.8 million, compared to $1.6 million in Q4 2008 and $1.9 million in Q1 2008. The increase is due to interest component of capital lease obligations, the use of the Company’s overdraft facility during the period and interest related to certain tax provisions on the Company’s balance sheet.

The Company recorded a foreign exchange loss for the quarter of $3.2 million, compared to a loss of $1.1 million in Q4 2008, and a loss of $0.04 million in Q1 2008. As the Company reports in Canadian dollars, the loss is due to the strengthening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at December 31, 2008.

The Company recorded a gain resulting from the change in estimate of reclamation obligation as a result of an extension of mine life during the quarter in the amount of $4.5 million, compared to $nil in Q4 2008, and $2.4 million in Q1 2008.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Fifteen months ended December 31, 2008 (“fiscal 2008”) versus twelve months ended September 30, 2007 (“fiscal 2007”)

For the fifteen months ended December 31, 2008, Taseko generated operating profit before quotational period and inventory adjustments of $56.5 million compared to $103.4 million during the twelve months ended September 30, 2007. Additionally, during the fifteen-month period, Taseko generated cash from operating activities of $46.9 million as compared to $86.0 million for the twelve month period ended September 30, 2007.

A $26.9 million negative pricing adjustment and a $1.5 million negative inventory adjustment was recorded in the fifteen months ended December 31, 2008 related to the rapid deterioration in base metal prices, including copper and molybdenum in the quarter ended December 31, 2008. The result of these adjustments and other expenses was net earnings after tax of $3.5 million for the fifteen months ended December 31, 2008 as compared to net earnings after tax of $48.2 million for the year ended September 30, 2007.

The Company recognized revenues of $231.7 million in fiscal 2008, compared to $218.4 million in fiscal 2007. Revenues consisted of copper concentrate sales of $194.6 million (2007 – $191.1 million), molybdenum concentrate sales of $21.9 million (2007 – $18.6 million), silver concentrate sales of $1.6 million (2007 – $1.4 million), and copper cathode sales of $13.6 million (2007 – $7.4 million). The increase in revenue was the result of higher copper shipments in fiscal 2008. However, this increase was offset by lower realized prices on copper sold. For fiscal 2008, 77.9 million pounds of copper (concentrate and cathode) were sold compared to 55.5 million pounds of copper (concentrate and cathode) for fiscal 2007. The average price per pound of copper sold decreased to US$2.68 per pound for fiscal 2008, down from US$3.27 per pound for fiscal 2007 as a result of a drop in copper demand in the fifth quarter. Molybdenum sales were also higher in fiscal 2008 due to higher volume of sales and concentrate shipped. Molybdenum shipments increased to 0.8 million pounds for fiscal 2008 from 0.6 million pounds for fiscal 2007. However, a decline in the price of molybdenum in the last half of 2008 decreased the average price of molybdenum realized to US$28.19 per pound for fiscal 2008, down from US$28.26 per pound for fiscal 2007.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is one month after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. Final settlement is based on the average applicable price for a specified future period, and generally occurs from one to five months after shipment. Should prices decrease between the time of shipment and final settlement, a negative pricing adjustment is recorded. As a result of the overall decrease in copper and molybdenum prices from September to December 2008, the Company had negative pricing adjustments of $27.0 million in fiscal 2008 compared with $2.3 million of positive pricing adjustments in fiscal 2007. A significant portion of the negative pricing adjustments in fiscal 2008 was generated from the August and September 2008 shipments. These shipments were provisionally priced at $3.17 per pound when they were shipped. The quotational periods declared for these shipments were January and

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

February 2009 respectively when the copper price dropped to $1.46 per pound in January and $1.50 per pound in February 2009.

Cost of sales for fiscal 2008 was $196.2 million, compared to $109.5 million for fiscal 2007. Cost of sales for fiscal 2008 consists of total production cost of $158.8 million (2007 – $79.0 million) and a concentrate inventory adjustment of $2.4 million (2007 – $9.2 million). Also included in cost of sales is transportation and treatment costs, which were $35 million for fiscal 2008 (2007 – $21.3 million). Cost of sales was higher during fiscal 2008 mainly due to higher production volumes, increases in fuel and ocean freight charges and the expense of stripping costs which were capitalized in the prior year. In addition, lost mill production time from the electrical transformer failure in May 2008 also contributed to higher production costs.

Amortization expense for fiscal 2008 was $7.4 million compared to $3.2 million in fiscal 2007. The increase is the result of capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also currently amortizing deferred stripping costs which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled during the period and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses increased to $11.9 million in fiscal 2008 compared to $9.0 million in fiscal 2007, due to a higher level of activity relating to the Company’s Prosperity project and work performed on the environmental assessment review (see Section 1.2.2) . Exploration expenses of $6.2 million (fiscal 2007 –$7.4 million) at Gibraltar were capitalized as the exploration expenditures resulted in the discovery of additional mineral reserves that will allow for increases in future production at the Gibraltar mine.

General and administrative (“G&A”) costs increased to $11.0 million in fiscal 2008 from $6.5 million in fiscal 2007, mainly due to an extended reporting period of fifteen months in 2008 compared to twelve months in 2007. The increase in G&A was also due to higher salaries and benefits (2008 – $7.3 million, 2007 – $3.5 million) resulting from more staff required to support the Company’s exploration projects, expansion at Gibraltar and general corporate activities. Other G&A costs include conference and travel (2008 – $1.0 million; 2007 – $0.5 million); consulting (2008 – $0.3 million; 2007 – $0.6 million); shareholder communication (2008 – $0.6 million; 2007 – $0.5 million) legal and accounting (2008 – $1.5 million; 2007 – $1.2 million); trust and filing (2008 – $0.3 million; 2007 – $0.2 million).

Stock-based compensation was $6.4 million in fiscal 2008 compared to $6.8 million in fiscal 2007. Most of the stock-based compensation in fiscal 2008 resulted from immediately recognizing the stock-based compensation for unvested stock options which were cancelled during the period as well as newly granted options.

Interest and other income decreased to $9.7 million as compared to $11.1 million in fiscal 2007. The decrease was due to a lower average cash balance in fiscal 2008. Interest expense and interest accretion increased to $11.2 million in fiscal 2008 compared to $8.9 million in fiscal 2007 mainly due to an extended reporting period of fifteen months in 2008 compared to twelve months in 2007. In addition, the Company entered into capital lease obligations as well as used its overdraft facility during the period and interest incurred related to certain tax provisions on the Company’s balance sheet. The Company recorded a foreign exchange loss of $4.0 million for fiscal 2008 compared to a gain of $0.2 million in fiscal 2007.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The loss is due to the strengthening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at December 31, 2008.

The Company recorded a gain resulting from the change in estimate of reclamation obligation as a result of an extension mine life in fiscal 2008 of $6.9 million, compared to a similar gain of $4.6 million for fiscal 2007.

Current income tax recovery of $2.2 million (2007 – expense of $4 million) and future income taxes recovery of $3.4 million (2007 – $35.6 million) were recorded for the fifteen months ended December 31, 2006. The decrease in taxes is due mainly to a reduction in profitability as a result of the economic downturn and the use of available tax pools to offset taxable income.

The Company also has a long term tax liability provision of $30.7 million (2007 – $24.6 million) recorded on the Company’s balance sheet recorded in fiscal 2008 in accordance with Canadian generally accepted accounting principles.

1.6 Liquidity

At December 31, 2008, the Company had cash and equivalents of $4.6 million, as compared to $37.6 million at September 30, 2007. At February 28, 2009, the Company’s cash and equivalents has increased to $32.8 million.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the US$30 million term facility and $25 million equity financing announced on March 26, 2009 as disclosed in Section 1.7 Capital Resources, the new 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational objectives for the upcoming fiscal year.

A new 24-month mining plan was implemented in November 2008 for the Gibraltar mine, which includes a significantly reduced strip ratio and lower equipment hours and manpower requirements. This plan, along with declining input costs, a weaker Canadian dollar and the completion of the remaining Phase 2 expansion items will reduce operating costs and ensure there is sufficient liquidity and working capital to manage the current economic downturn.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts bankers acceptances, which are available on demand for the Company's programs.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the contractual maturities of contractual obligations (in thousands of Canadian dollars):

	Carrying				Over 3
2008	amount	2009	2010	2011	years
Accounts payable and accrued liabilities	$27,468	$27,468	$–	$–	$–
Accrued quotational payments	25,568	25,568
Bank overdraft facility (repaid in Feb 2009)	5,737	5,737
Amounts due to related parties	1,772	1,772	–	–	–
Capital lease obligation	18,900	4,280	4,003	4,003	6,614
Convertible debt	35,219	–	–	35,219	–
Royalty obligation	64,357	3,384	4,804	5,862	50,307
Total contractual obligations	$179,021	$68,209	$8,807	$45,084	$56,921

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project in the amount of $17,375,000. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to its audited annual financial statements for the fiscal period ended December 31, 2008, the Company had no other material commitments for material capital expenditures as of December 31, 2008.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow us to meet these obligations as they become due.

1.7 Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Equity Financings – Private Placements

On October 30, 2007, the Company closed a "bought deal" short form prospectus offering of 7,115,385 common shares at a price of $5.20 per common share. The Company granted to the underwriters an over-allotment option to purchase up to an additional 1,067,307 common shares at $5.20. The underwriters elected to exercise the over-allotment option in full at the closing, resulting in aggregate gross proceeds to the Company of $42.5 million.

On November 13, 2007, the Company completed a private placement financing by issuing 1,455,100 common shares at a price of $5.20 per share for gross proceeds of $7.6 million.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

On December 17, 2008, the Company completed a private placement financing of 8,571,429 units (the “Units”), which each Unit consisting of one common share and one common share purchase warrant (a “Warrant”), at the issue price of $0.70 per Unit (the “Purchase Price)” for gross proceeds of $6 million. Each Warrant entitles the holder to purchase one common share of the Company for a period of 24 months at the exercise price of $0.85 per Warrant Share in the first 12 months and $0.95 per Warrant Share in the second 12 months.

On March 26, 2009, the Company announced it had entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy from Taseko 13,793,104 common shares at an issue price of $1.45 per common share (the "Offering") for gross proceeds of approximately $20 million. The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, at the issue price. The Company also announced it intends to issue, via a non-brokered private placement at the same price as the Offering, approximately CDN$5 million of common shares (the "Non-Brokered Offering"). Finder's fees will be payable on the Non-Brokered Offering. The net proceeds from the Offering and the Non-Brokered Offering are intended to be used for general working capital and corporate purposes.

Debt Financings

During the 2008 fiscal period, the Company signed an overdraft facility with a Canadian financial institution for up to $10 million. As at December 31, 2008, the Company had drawn $5.7 from the overdraft facility. The term of the facility bore interest at prime rate plus 1% and was secured against the Company’s accounts receivable. The facility agreement stipulated that the facility will be terminated in the event the London Metal Exchange (“LME”) monthly cash price of copper reduces below US$2.00. The facility was also subject to minimum working capital, interest and debt-to-equity ratio covenants. Subsequent to year-end, due to the decrease in copper prices below US$2.00, the Company repaid the facility in full.

In February 2009, the Company entered into a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse repaysable commencing after 14 months after the first utilization of the “Facility”. The loan bears interest at LIBOR plus 4 percent. Pursuant to security agreements entered into in connection with the Facility, the Company has ceded as security, certain equipment of the Gibraltar Mine and the MRI treatment and refining agreement.

Other Sources

The Company acquired certain mining equipment during the year in the amount of $17.6 million pursuant to three to four year capital lease agreements. These capital lease obligations are secured by the mining equipment and are repayable in monthly installments. Interest is charged at rates linked to the prevailing prime rate.

The Company was permitted by the Government of British Columbia to release $5 million from the Gibraltar mine reclamation deposit in exchange for security on certain equipment of the Gibraltar mine. Subsequent to period end, the Company obtained further approval and release $3.9 million from the reclamation deposit.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other than those obligations disclosed in the notes to its audited annual financial statements for the fiscal period ended December 31, 2008, the Company has no other long term debt, capital lease obligations, operating leases or any other long term obligations as of December 31, 2008.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the fiscal period ended December 31, 2008 were $8.9 million, as compared to $4.9 million in the year of 2007. The increase over prior fiscal year is due to higher staffing levels required to support the increase in general corporate development and exploration activities.

1.10 Current Quarter

Please refer to section 1.5 Results of Operations.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the fiscal period ended December 31, 2008. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,
  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

During the fifteen months fiscal period ended December 31, 2008, the Company increased its mineral reserves at the Company's Gibraltar mine, thereby extending the life of the mine. Consequently, the rates of amortization of the Company's property, plant and equipment, the carrying values of the reclamation liability, and the Company's future income taxes have been revised to reflect the extended mine life.

Mining and milling assets are amortized using the units of production method based on tons mined and milled during the period divided by the estimated tonnage to be recovered in the mine plan. An increase in recoverable reserves results in higher estimated tonnage to be recovered in the mine plan and hence a reduced annual amortization rate.

Due to the recent drop in commodity prices, the Company conducted a review of the carrying values of its mineral properties, plant, and equipment under Canadian GAAP as at December 31, 2008. The Company prepared cash flow forecasts for the Gibraltar mine and exploration projects using price assumptions reflecting prevailing commodity prices and analysts' consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The long-term price assumptions used were US$1.75 per pound of copper and US$12 per pound of molybdenum. No impairment was identified for the Gibraltar Mine and the Company’s other exploration projects.

The Company also conducted a review of its inventory and recorded an adjustment of $1.5 million to reduce the concentrate inventory to its net realizable value at December 31, 2008.

1.13 Change in Accounting Policies including Initial Adoption

Effective October 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a) Accounting Changes (Section 1506)

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(b) Capital Disclosures (Section 1535)

This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

(c) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, "Financial Instruments – Disclosure and Presentation". These new standards require entities to disclose quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, disclosure is required of management’s objectives, policies and procedures for managing these risks.

(d) Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of costs, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The Company adopted this standard during the current period and determined that there was no significant impact on the financial statements.

(e) Going Concern – Amendments to Section 1400

CICA Section 1400, "General Standards of Financial Statement Presentation", was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The Company has assessed its ability to continue as a going concern and concluded that it will be able to continue as a going concern. The Company has made the following disclosure in the notes to the financial statements:

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they come due. As at December 31, 2008, the Company had cash and equivalents of $4,587,000 and a working capital deficit of $70,770,000.

Deterioration of global economic conditions during the latter part of the 2008 calendar year resulted in a significant weakening of base metal prices and high volatility in the exchange traded commodity prices. As well as affecting the commodity price received on the Company’s sales,

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

the rapid decline in copper and molybdenum prices generated significant negative provisional pricing adjustments for sales in the final quarter of 2008, resulting in an increase in accrued liabilities as the price adjustment features are treated as embedded derivatives for accounting purposes and are marked-to-market at each period end. The Company has US$30 million in convertible bonds (note 14) that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been accordingly classified as current liabilities as at December 31, 2008. Subsequent to year-end, the Company secured a US$30 million 36-month term facility agreement (note 21(b)) and announced a $25 million “bought-deal” equity financing (note 21(c)). The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $ $17,375 (note 20 (a)).

Although the Company has had a history of operating profit, recent economic events have also impacted the profitability of the Company’s operations. The Company is monitoring all expenditures and implementing appropriate cash management strategies to ensure that it has adequate cash resources to fund identified commitments. The Company has implemented a new 24-month operational mine plan which will sustain current mill throughput while mining at a reduced strip ratio, resulting in reduced operating costs. Furthermore, certain expansion projects have been deferred until improvements occur in the credit and commodity markets. While there can be no assurances that the Company’s plans to address the current economic events will be successful, management believes that there is sufficient funding through our current resources, credit facilities and cash flow from operations to continue as a going concern.

If the Company is unable to maintain profitable operations and generate sufficient cash flows to meet obligations as they come due, the Company may have to reduce or curtail its operations and exploration activities or obtain financing at unfavorable terms. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

New Accounting Standards Not Yet Adopted

(f) International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board ("AcSB") has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with International Financial Reporting Standards ("IFRS") for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

(g) Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the impact of this new standard and anticipates this standard will have no significant impact on the financial statements.

1.14 Financial Instruments and Other Instruments

Please refer to note 6 of the accompanying audited consolidated financial statements.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

FIFTEEN MONTH FISCAL PERIOD ENDED DECEMBER 31, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at March 26, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				153,187,116

Share purchase option	March 27, 2009	$ 2.18	90,000
	March 27, 2009	$ 2.68	20,000
	Feb 14, 2010	$ 3.07	66,000
	July 03, 2010	$4.03	60,000
	September 28, 2010	$1.15	348,334
	September 28, 2010	$ 1.15	780,000
	September 28, 2010	$ 2.07	70,000
	Feb 24, 2011	$4.50	98,000
	Feb 24, 2011	$ 2.18	442,000
	March 28, 2011	$ 2.63	40,000
	April 22, 2011	$5.45	10,000
	August 22, 2011	$ 4.09	28,334
	February 24, 2012	$ 3.07	165,000
	February 24, 2012	$ 4.50	135,000
	December 10, 2011	$1.00	2,022,050
	December 10, 2013	$1.00	3,413,000
	January 12, 2014	$1.15	2,175,000	9,962,718

Warrants	December 17, 2010	$0.85	9,085,715	9,085,714

Convertible bonds	August 29, 2011	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal period ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

1.15.4 Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There have been no significant changes in the Company's disclosure controls and procedures during the fiscal period ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.